July 29, 2008

CODE OF ETHICS FOR SECTION 406 OFFICERS

(As Required by Section 406 of the Sarbanes-Oxley Act)

Section 406 of the Sarbanes-Oxley Act of 2002 requires each company registered with the Securities and Exchange Commission to disclose whether or not it has adopted a code of ethics for senior financial officers.  In accordance with Section 406, Southwestern Energy Company (the “Company”) has adopted this Code of Ethics for Section 406 Officers (the “Code”).  The Company’s chief executive officer (principal executive officer), chief financial officer (principal financial officer) and chief accounting officer (principal accounting officer) (collectively, the “§ 406 Officers”) are bound by this Code, which sets forth the Company’s requirements with respect to ethical conduct, conflicts of interest and compliance with applicable laws.  While the Company expects honest and ethical conduct in all aspects of business from all of its employees, it expects the highest possible honest and ethical conduct from the § 406 Officers.  The § 406 Officers hold an important and elevated role in corporate governance in that they are uniquely capable and empowered to ensure that all shareholders’ interests are appropriately balanced, protected and preserved.  Compliance with this Code is a condition of employment, and violations of the Code may result in disciplinary action, up to and including termination of employment.

STANDARDS OF CONDUCT

To the best of their ability, the § 406 Officers shall:

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Act with honesty and integrity, avoiding actual or apparent conflicts of interest between personal and professional relationships;

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  Disclose to the Corporate Compliance Officer any material transaction or relationship that reasonably could be expected to give rise to such a conflict of interest;

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Provide full, fair, accurate, timely and understandable disclosure in reports and documents that the Company files with, or submits to, the Securities and Exchange Commission and in other public communications made by the Company; and

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Comply with applicable governmental laws, rules and regulations.

In furtherance of the foregoing, the § 406 Officers shall:

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Supervise the implementation of measures that are designed to ensure that information disclosed in reports and documents filed with or submitted to the Securities and Exchange Commission, or contained in other public communications made by the Company, is full, fair, accurate, complete, timely and understandable.

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Promptly bring to the attention of the Audit Committee of the Company’s Board of Directors (the “Audit Committee”) any material information of which he or she may become aware that could affect the disclosures made by the Company in its public filings.

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Promptly bring to the attention of the Audit Committee any information he or she may have concerning (i) significant deficiencies in the design or operation of internal controls which could adversely affect the Company’s ability to record, process, summarize and report financial data or (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s financial reporting, disclosures or internal controls.

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Promptly bring to the attention of the Company’s Corporate Compliance Officer and to the Audit Committee any information he or she may have concerning any violation of this Code or the Company’s Business Conduct Guidelines by any director, officer or other employee of the Company.

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Promptly bring to the attention of the Corporate Compliance Officer and to the Audit Committee any material transaction or relationship that arises and of which he or she becomes aware that reasonably could be expected to give rise to an actual or apparent conflict of interest between a director or senior officer of the Company, on the one hand, and the Company, on the other.

Any failure of a § 406 Officer to observe the terms of this Code may result in appropriate disciplinary action that shall be designed to deter wrongdoing and to promote accountability to this Code.

REPORTING OF VIOLATIONS

Each § 406 Officer will be responsible for promptly reporting any violation of this Code of which he or she becomes aware to the Chairman of the Audit Committee.  Directors, officers and employees of the Company may also report violations of this Code by the § 406 Officers to the Chairman of the Audit Committee.

Upon receiving a report of a violation of this Code, the Committee, including its legal and other advisors, will have the full power and authority to investigate the report and to determine what steps, if any, should be taken to resolve the problem and avoid the likelihood of its recurrence.  These steps may, where appropriate, include the termination of a § 406 Officer’s employment by the Company and the commencement of appropriate legal proceedings. Each § 406 Officer will be obligated to cooperate fully with any investigation by the Committee.

Except as provided in the preceding two paragraphs of this Code under “Reporting of Violations”, no § 406 Officer will have any obligation or responsibility for adherence to this Code by any other § 406 Officer.

ACCOUNTABILITY FOR ADHERENCE TO THIS CODE AND AMENDMENTS AND WAIVERS

Each § 406 Officer will be individually responsible for adhering to the standards set forth in this Code.  This Code may not be amended or modified without the prior approval of the Audit Committee.  The Audit Committee shall be responsible for recommending to the Company’s Board of Directors whether and on what terms to grant to any § 406 Officer a waiver of this Code.  The decision to grant to any § 406 Officer a waiver of this Code shall be made by the Board of Directors and shall be promptly disclosed to the public and the Company’s shareholders in accordance with applicable law and listing standards.

MISCELLANEOUS

This Code is intended to be interpreted and administered so as to comply with the requirements applicable to a “code of ethics” as defined in § 406 of the Sarbanes-Oxley Act and the related rules of the Securities and Exchange Commission.  No other ethics, legal compliance or other policies or practices of the Company or its subsidiaries that may be applicable to any of the § 406 Officers, whether currently in effect or established in the future and whether or not relating to the same subject matter as this Code, will be deemed to be a part of this Code.

This Code is not a contract and is not intended to create any contractual obligations on the part of the Company.  This Code also does not alter the at-will or other employment relationship between the Company and any § 406 Officer.